VIA EDGAR

Bingham McCutchen LLP
355 South Grand Avenue, Suite 4400
Los Angeles, California 90071

June 9, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:
City National Rochdale Fixed Income Opportunities Fund (the “Fixed Income Opportunities Fund”) series of City National Rochdale Funds (Formerly CNI Charter Funds) - File No. 333-16093 (the “Registrant”)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Asen Parachkevov of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on June 5, 2014, regarding the Preliminary Information Statement on Schedule 14C filed by the Registrant on May 28, 2014.  Responses to all of the comments are included below and as appropriate are reflected in the Definitive Information Statement (the “Information Statement”) filed concurrently with this correspondence.  Capitalized terms used but not defined herein have the meanings assigned to them in the Information Statement.

1.         Comment:  Disclose each sub-adviser’s fees.

Response:  We have revised the Information Statement to disclose that Alcentra and Seix are entitled to annual fees of 0.45% and 0.40% of average daily net assets, respectively, of the portions of the Fund they manage.

2.         Comment:  Provide an estimate of the expenses of preparing the information statement and disclose how the expenses will be allocated between the Fund and Seix.

Response:  We have revised the Information Statement to disclose that the estimated expenses of preparing the Information Statement are $9,000, and that such expenses will be divided equally between the Fund and Seix.

3.         Comment:  Confirm the performance records considered by the Board with respect to each sub-adviser are net of fees.

Response:  We have revised the Information Statement to clarify that the composite performance of accounts managed by Alcentra using the same investment strategies it would use to manage its portion of the Fund was presented to the Board net of fees estimated by Alcentra. The Alcentra composite performance report provided to the Board indicates the performance disclosed is net of Alcentra’s estimates of management fees and other fees of 0.50% and 0.05%, respectively. The performance report indicates that due to the variations of the structures, investment strategies and management and other fees of the accounts comprising the composite, the aggregate actual management and other fees that were charged specifically against the accounts cannot be calculated, and that Alcentra’s management believes that on average 0.50% and 0.05% are reasonable estimates of the management fees and other fees, respectively, charged to those accounts.

We have revised the Information Statement to clarify that the information regarding the Fund’s historical performance was presented to the Board net of fees, and that the performance of Seix’ portion of the Fund was presented to the Board gross of fees.

4.         Comment:  Explain the basis for selection of each benchmark used for comparison of performance provided.

Response:  The benchmark presented by Alcentra was selected by Alcentra because Alcentra believes that the benchmark provides the best measure for comparison to the performance of the Alcentra composite.  Trust management provided performance information for the Fund’s benchmark as a basis for comparison to Seix’ portion of the Fund because the Adviser believes that the Fund’s benchmark is the best measure for such comparison.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (714) 830-0679.  Thank you.

Sincerely,

/s/ Laurie A. Dee

Laurie A. Dee, Esq.
Bingham McCutchen LLP